UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-03439

SMURFIT-STONE CONTAINER CORPORATION SAVINGS PLAN

JEFFERSON SMURFIT CORPORATION HOURLY SAVINGS PLAN

SMURFIT-STONE CONTAINER CORPORATION HOURLY SAVINGS PLAN

ST. LAURENT PAPERBOARD HOURLY SAVINGS PLAN

(Exact name of registrant as specified in its charter)

222 North LaSalle Street

Chicago, Illinois 60601

(312) 346-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests

(Title of each class of securities covered by this Form)

None

(Title of each class of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(jj)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: *

* Smurfit-Stone Container Corporation common stock, $0.01 par value, has been eliminated as an investment option under the Smurfit-Stone Container Corporation Savings Plan, Jefferson Smurfit Corporation Hourly Savings Plan, Smurfit-Stone Container Corporation Hourly Savings Plan and St. Laurent Paperboard Hourly Savings Plan (the “Plans”). Therefore, interests in the Plans are exempt from registration.  Accordingly, this Form 15 has been filed to suspend the Plans’ duties to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date:	June 21, 2010	By:	/s/ Paul K. Kaufmann
Paul K. Kaufmann Member, Administrative Committee of the Smurfit-Stone Container Corporation Retirement Plans